As filed with the Securities and Exchange Commission on October 24, 2003

REGISTRATION NO. 333-109092

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PHOENIX FOOTWEAR GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	15-0327010

(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

5759 Fleet Street, Suite 220
Carlsbad, California 92008
(760) 602-9688
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

James R. Riedman
Chairman and Chief Executive Officer
Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220
Carlsbad, California 92008

(Name, Address, Including Zip Code, and Telephone Number, Including Area
Code, of Agent For Service)

Copies to:

Gordon E. Forth, Esq.
Woods Oviatt Gilman LLP
Suite 700
Two State Street
Rochester, New York 14614
(585) 987-2800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

699,980 SHARES
PHOENIX FOOTWEAR GROUP, INC.
COMMON STOCK

     This prospectus relates to the offering of up to 699,980 shares of Phoenix Footwear Group, Inc. common stock that may be sold from time to time by selling stockholders identified in this prospectus directly or through brokers, dealers or underwriters or agents designated from time to time. We issued these shares to former stockholders of H.S. Trask & Co. in connection with our acquisition of that company on August 7, 2003.

     The prices at which selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from shares sold by the selling stockholders, but we are bearing the expense of registration.

     Our common stock is listed on the American Stock Exchange under the symbol “PXG.” On October 23, 2003, the last reported sale price of Phoenix Footwear common stock on the American Stock Exchange was $7.02 per share.

     Investing in Phoenix Footwear common stock involves risk. See “Risk Factors” beginning on page 2 to read about factors you should consider before making an investment decision to purchase our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where such an offer or a solicitation would be illegal.

The date of this prospectus is October 24, 2003

SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1
EXHIBIT 23.2

     You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. If anyone provides you with different or inconsistent information you should not rely on it. Neither we nor the selling stockholders have authorized anyone to provide you with different information.

     You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the front cover page of this prospectus or supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

-ii-

SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. To understand the terms of the shares being offered by this prospectus, you should read this entire prospectus, especially the risks of investing in the shares described under the section “Risk Factors,” and the documents identified under the caption “Where You Can Find More Information.” In addition, this prospectus contains forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements. You should not place undue reliance on our forward-looking statements.

Phoenix Footwear

     Phoenix Footwear Group, Inc. has been engaged in the manufacture or importation and sale of quality footwear since 1882. We design, develop and market casual and dress footwear. Our current brands include Trotters®, SoftWalk® and H.S. Trask®. We currently compete in the women’s casual and dress footwear market and men’s casual boots and footwear market, both of which emphasize contemporary fashion, quality and value.

     We were originally incorporated in the State of Massachusetts under the name Daniel Green Company in March, 1912 and reincorporated in the State of Delaware under the name of Phoenix Footwear Group, Inc. in March, 2002. Our executive offices are located at 5759 Fleet Street, Suite 220, Carlsbad, California 92008 and our telephone number is (760) 602-9688. Our world wide web address is http://www.phoenixfootwear.com. Information found at our web site is not a part of this prospectus. Our stock is listed on the American Stock Exchange under the symbol “PXG.”

Recent Developments

     On October 2, 2003, we entered into a definitive stock purchase agreement to acquire Royal Robbins, Inc., a privately held California-based casual and outdoor apparel brand. On August 7, 2003, we completed our acquisition of H.S. Trask & Co., a privately held Montana-based designer of men’s casual boots and footwear. On June 12, 2003, we effected a two-for-one stock split of our outstanding common stock.

This Offering

     This prospectus relates to the offering of up to 699,980 shares of Phoenix Footwear common stock that may be sold from time to time by certain selling stockholders. We issued these shares to former stockholders of H.S. Trask & Co. in connection with our acquisition of that company on August 7, 2003. We are registering the common stock covered by this prospectus in order to fulfill our contractual obligation to do so under the H.S. Trask merger agreement.

     The selling stockholders may sell their shares through agents or dealers, directly to one or more individuals, institutions or other purchases or through any combination of these methods of sale. The prices at which selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We have agreed to bear the expenses of the registration of the shares under federal and state securities laws, but we will not receive any proceeds from the sale of shares under this prospectus.

RISK FACTORS

     There are various risks, including those described below, which may materially impact your investment in our company. You should consider these factors, as well as the risk factors identified from time to time in our periodic filings with the SEC, carefully before deciding to purchase our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, results of operations and financial condition would be harmed. In that case, the trading price of our common stock could decline and you may lose part or all of your investment.

We may not be able to complete our pending acquisition of Royal Robbins, Inc.

     Our pending acquisition of Royal Robbins, Inc. is subject to several closing conditions, including financing and our receipt of audited financial statements for Royal Robbins for its fiscal year ended May 31, 2003. We have received a commitment letter from our lender for a new $24.75 million credit facility which contemplates financing for the transaction, but it is also subject to closing conditions. There can be no assurance that the audit, when available will not reveal matters of significance with respect to Royal Robbins, including with respect to revenues, expenses and contingent or other liabilities which may result in us not closing the acquisition. As a result, we cannot assure you that the acquisition will occur. If the acquisition does not occur, we will have incurred certain expenses and we will not realize the expected benefits of the Royal Robbins acquisition.

Our acquisitions of H.S. Trask, and our pending acquisition of Royal Robbins may not be profitable and if we do not successfully integrate the operations of our acquisitions, in a timely manner, it may have adverse effects on us.

     On August 7, 2003, we completed the acquisition of H.S. Trask. On October 2, 2003, we entered into an agreement to acquire Royal Robbins. The ultimate success of our H.S. Trask acquisition, and, to the extent it is completed, our pending acquisition of Royal Robbins, will depend, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating these businesses with our preexisting businesses. However, the successful integration of independent companies is a complex, costly and time-consuming process. The difficulties of integrating companies include among others:

•	coordinating finance, sourcing, sales, distribution and marketing functions;

•	preserving important sourcing, manufacturing and supply, distribution, marketing, customer and other relationships; and

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

     We may not accomplish the integration of our acquisitions smoothly or successfully. The diversion of the attention of our management from our current operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from these acquisitions and adversely affect our other businesses. Ultimately, the value of H.S. Trask and, if completed, Royal Robbins, or any other company that we may acquire, may not be greater than or equal to their respective purchase prices.

     In the future we may from time to time seek to acquire additional businesses or product lines. Acquisitions and investments involve numerous risks, including:

•	the inability to complete the acquisition or investment;

•	disruption of our ongoing businesses and diversion of management attention;

•	difficulties in integrating the acquired entities or product lines;

•	difficulties in operating the acquired business profitably;

•	the inability to achieve anticipated cost savings;

•	potential loss of key employees of the acquired business;

•	difficulties in transitioning key customer, distributor and supplier relationships; and

•	risks associated with entering markets in which we have no or limited prior experience; and unanticipated costs.

     In addition, any future acquisitions may result in:

•	issuances of dilutive equity securities, which may be sold at a discount to market price;

•	use of significant amounts of cash;

•	the incurrence of debt;

•	the assumption of significant liabilities;

•	unfavorable financing terms;

•	large one-time expenses; and

•	the creation of certain intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

     If goodwill that we record in connection with our acquisitions of other businesses becomes impaired, we could have to take significant charges against earnings. In connection with the accounting for our H.S. Trask acquisition, we have recorded a significant amount of goodwill and other intangible assets. In connection with the accounting for our pending acquisition of Royal Robbins, we expect to record a significant amount of goodwill and other intangible assets. Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect our results of operations in future periods.

The costs of our acquisitions could adversely affect combined financial results.

     If the benefits of the H.S. Trask and any future acquisitions do not exceed our anticipated costs associated with them, including any dilution to stockholders resulting from the issuance of shares in connection with the acquisitions, the combined company’s financial results, including earnings per share, could be adversely affected.

The exercise of outstanding stock options and warrants, and the issuance of new shares in the future may adversely affect our stockholders.

     As of October 23, 2003, we had 4,988,422 shares of common stock outstanding. In addition, as of that date we had outstanding options to purchase an additional 886,656 shares at exercise prices ranging from $1.725 to $5.50 per share. We may also issue new shares of our preferred stock or common stock in the future for financing purposes. The issuance of any new shares, and the exercise of all or part of these options would cause our stockholders to experience a dilution in their percentage ownership and a reduction in our per share equity. In addition, if we issue preferred stock, the holders of any preferred stock will have rights superior to the holders of our common stock.

Our future success depends on our ability to respond to changing consumer preferences and changing fashion trends and to successfully develop and commercialize new products.

     The markets in which we compete are subject to rapidly changing consumer preferences and fashion trends. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. Demand for and market acceptance of new products are uncertain and achieving market acceptance for new products generally requires substantial product development and marketing efforts and expenditures. If we do not continue to meet changing consumer demands and develop successful styles in the future, our growth and profitability will be negatively impacted. Similarly, these risks could have a severe negative effect on our results of operations or financial condition.

Our financial results may fluctuate from quarter to quarter as a result of seasonality in our business.

     The markets in which we complete are characterized by significant seasonality of net sales and results of operations. This seasonal fluctuation in consumer demand could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition, including competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

     We face intense competition in the markets in which we compete from other established companies. Many of our competitors have greater financial, distribution or marketing resources, as well as greater brand awareness. In addition, the overall availability of overseas manufacturing opportunities and capacity allow for introduction of competitors with new products. In addition, new companies may enter the markets in which we compete, further increasing our competition.

     We believe that our ability to compete successfully depends on a number of factors including, our brands’ reputation, recognition, attention to quality and/or its distribution channels, as well as many factors beyond our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products.

We depend upon a relatively small group of customers for a large portion of our sales.

     Ten major customers represented approximately 34% of net sales in 2002; most of these same customers represented 38% of net sales in 2001; and 45% of net sales in 2000. Sales to one customer in 2002 totaled approximately 12% of our net sales in 2002. Sales to one customer in 2001 totaled approximately 11% of our net sales in 2001. Sales to any one customer in 2000 did not exceed 10% of our net sales in that year. Although we have long-term relationships with many of our customers, our customers do not have a contractual obligation to purchase our products and we cannot be certain that we will be able to retain our existing major customers. Due to the uncertain nature of the retail industry, the loss of any one or more of these customers could have a material adverse effect on our business.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement.

     We believe that a definitive competitive advantage attaches to our ownership of the registered trademarks of Trotters®, SoftWalk ® and H.S. Trask® and those which we may acquire in any acquisitions we complete, such as the Royal Robbins® mark in our pending acquisition. In addition, we own other trademarks, which we utilize in marketing our products. We believe that our trademarks are generally sufficient to permit us to carry on our business as presently conducted. We cannot, however, know whether we will be able to secure trademark protection for our intellectual property in the future or that protection will be adequate for future products. Further, we face the risk of ineffective protection of intellectual property rights in the countries where we source our products. We cannot be sure that our activities do not and will not infringe on the proprietary rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property, or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability which could negatively impact our business or financial condition.

Our international manufacturing operations are subject to the risks of doing business abroad, which could affect our ability to manufacture our products in international markets, obtain products from foreign suppliers or control the costs of our products.

     We rely entirely on foreign sourcing of our products. We believe that one of the key factors in our growth has been our strong relationships with overseas manufacturers capable of meeting our requirements for quality and price in a timely fashion. We source our products primarily from independent third-party manufacturing facilities located in foreign countries. As a result we are subject to the general risks of doing business outside the United

States, including, without limitation, import duties, quotas, tariffs, and political and economic instability. These adverse factors could result in an inability to source our products.

Our reliance on independent manufacturers could cause delay and damage customer relationships.

     A manufacturer’s failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may drive customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on our business. We do not have long-term written agreements with any of our third party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationships with us at any time.

We depend on key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain existing personnel, our business could be harmed.

     Our future success depends upon the continued services of James Riedman, Chairman of the Board and Chief Executive Officer, Greg Tunney, President, Wilhelm Pfander Vice President-Sourcing and Development, and Kenneth Wolf, Chief Financial Officer and Treasurer. The loss of the services of any of these individuals or any other key employee could harm us. Our future success also depends on our ability to identify, attract and retain additional qualified personnel. Competition for employees in our industry is intense and we may not be successful in attracting and retaining such personnel.

Price increases in, and the availability and quality of, raw materials could have a material adverse effect.

     Fluctuations in the price, availability, quality of leather and bison hides used to manufacture our footwear could have a material adverse effect on our cost of sales or our ability to meet our customers’ demands. We do not expect our foreign manufacturing partners to have any difficulty in obtaining the raw materials required for footwear production. However, certain sources may experience some difficulty in obtaining leather where there has been a drop in beef consumption related to concerns about so-called “mad cow” disease and where there has been a destruction of livestock as a result of “hoof and mouth” disease. We do not have a practice of entering into long-term purchase commitments. In the event of price increases in these raw materials in the future, we may not be able to pass all or a portion of such higher raw materials prices on to our customers.

We are controlled by a principal stockholder which limits the ability of our stockholders to influence our policies for a change of control of our company to be effected.

James R. Riedman, our Chairman of the Board and Chief Executive Officer, is the largest beneficial owner of our stock. Through his personal holdings, the holdings of Riedman Corporation, of which he is a principal owner, and shares over which he is deemed to have beneficial ownership held by our Retirement Savings Partnership Plan, his children, and an affiliated entity, he has beneficial ownership of approximately 41.2% of our outstanding shares. He also has beneficial ownership of shares underlying options which, if exercised, would increase his percentage beneficial ownership to approximately 45.8% assuming no other exercises of outstanding options. Through this beneficial ownership, Mr. Riedman can significantly influence the election of our directors and the outcome of all matters submitted to a vote of our stockholders, as well as our management, operations and policies. In addition, Mr. Riedman’s significant beneficial ownership of our common stock may discourage a third party from acquiring us.

Our stock price may fluctuate significantly and stockholders who buy or sell our common stock may lose all or part of the value of their investment, depending on the price of our common stock from time to time.

     Our common stock has only been listed on the American Stock Exchange since May 20, 2002 and we have a limited market capitalization. As a result, we are not currently followed by any market analysts. Limited trading of our common stock may therefore make it more difficult for you to sell your shares.

     In addition, our share price may be volatile due to our operating results, as well as factors beyond our control. It is possible that in some future periods the results of our operations will be below the expectations of the public market. In any such event, the market price of our common stock could decline. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of our common stock for reasons unrelated to our operating performance. The market price of our common stock may be highly volatile and may be affected by factors such as:

•	our quarterly and annual operating results;

•	changes in financial estimates of our revenues and operating results;

•	the timing of announcements by us or our competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof;

•	changes in general conditions in the economy, the financial markets or the footwear industry;

•	government regulation in import of goods;

•	changes in other areas such as tax laws;

•	sales of substantial amounts of common stock or the perception that such sales could occur;

•	changes in investor perception of our industry, our businesses or our prospects;

•	the loss of key employees, officers or directors; or

•	other developments affecting us or our competitors.

Because we do not intend to pay dividends on our common stock, you will benefit from an investment in our common stock only if it appreciates in value.

     We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends on our common stock in the foreseeable future. In addition, our credit facility currently prohibits the payment of dividends except in limited situations. As a result, the success of your investment in our common stock will generally depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.

CAUTIONARY STATEMENT
CONCERNING FORWARD-LOOKING INFORMATION

     This prospectus and the SEC filings that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the securities laws. These forward-looking statements include, but are not limited to, statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. For those statements, we claim the protection of the safe harbors for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of our business, including those described in the section “Risk Factors,” contained in this prospectus and those incorporated by reference herein from our other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date they were filed with the SEC.

     You should understand that the following important factors, in addition to those discussed in this prospectus or the documents incorporated in this prospectus by reference, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

•	risks of changing consumer preference;

•	risks related to Phoenix Footwear’s ability to successfully design, develop and market its brands;

•	competition from others competing in our markets;

•	loss of key employees;

•	the inability of Phoenix Footwear to source its products due to political or economic factors or the imposition of trade or duty restrictions;

•	material adverse changes in economic conditions generally or in the markets in which Phoenix Footwear participates;

•	the ability to complete announced acquisitions and divestitures, such as our pending acquisition of Royal Robbins;

•	risks that businesses we have or will acquire will not be integrated successfully with our existing business and the impact that any such failure could have on the realization of the anticipated benefits of the acquisition;

•	the ability of Phoenix Footwear to retain customers of acquired businesses and market acceptance of the acquisition;

•	costs related to any acquisitions; and

•	other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason except as we may be required to do under applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

RECENT DEVELOPMENTS

     On October 2, 2003, we signed a definitive stock purchase agreement to acquire all of the outstanding capital stock of Royal Robbins, Inc., a privately held California-based casual and outdoor apparel brand. Upon consummation of the acquisition, Royal Robbins would become our wholly-owned subsidiary. The stock is owned by three family trusts controlled by Royal Robbins’ Chairman and Chief Executive Officer, Dan J. Costa, and his immediate family.

     Under the terms of the stock purchase agreement, the purchase price for the stock is $6.5 million payable in cash and our common stock, plus earnout cash payments of 25% of Royal Robbins’ gross profit over its next two fiscal years ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved by the acquired business for each of these fiscal years. The stock portion of the purchase price is payable with $500,000 worth of our common stock based on the average closing price on the American Stock Exchange over the 10 day trading period preceding the second to last day prior to the closing of the acquisition.

     Our pending acquisition of Royal Robbins is subject to financing and other closing conditions. Our lender has provided us with a commitment letter for a new credit facility of $24.75 million, which is subject to closing conditions. This includes the increase of our existing line of credit from $11 million to $18 million, the refinancing of $5.25 million in existing term loans and a new term loan of $1.5 million. We plan to use this increase in our revolving line of credit and the new term loan to pay the cash portion of the purchase price. Although we expect to complete this transaction by the end of October 2003, we can give no assurance that the transaction will be completed at that time, or at all.

     Should the Royal Robbins acquisition be consummated, it would mark our entry into the men’s and women’s apparel category, and elevate us into a full-scale men’s and women’s footwear and apparel company with an emphasis on classic, comfortable footwear and outerwear brands.

     On August 7, 2003, we completed our acquisition of H.S. Trask & Co., a privately held Montana-based designer of men’s casual boots and footwear, pursuant to an agreement and plan of merger we entered into with H.S. Trask in June 2003. In connection with the merger, we paid $2,864,891 and issued approximately 700,000 shares of our common stock. At the time the merger became effective, H.S. Trask had approximately $1.5 million in funded debt which we refinanced. In connection with the H.S. Trask acquisition, our lender provided us with a $3.0 million 5 year term loan.

     On June 12, 2003, we effected a two-for-one stock split of our outstanding common stock. As a result we have restated our net earnings (loss) per share for prior years to reflect the stock split. A reconciliation of the numerators and denominators of basic and diluted earnings (loss) per share is presented for the fiscal years set forth below.

	2002	2001	2000

Basic net earnings (loss) per share:
Net earnings (loss)	$1,703,000	$1,370,000	$(682,000)
Weighted average common shares outstanding	3,418,000	3,138,000	3,142,000
Basic net earnings (loss) per share	$.50	$.44	$(.22)

Diluted net earnings (loss) per share:
Net earnings (loss)	$1,703,000	$1,370,000	$(682,000)
Interest on convertible debt	17,000	59,000

Net earnings (loss) and effect of assumed conversions	1,720,000	1,429,000	(682,000)

Weighted average common shares outstanding	3,418,000	3,138,000	3,142,000
Effect of stock options outstanding	262,000	2,000
Effect of convertible debt	102,000	304,000

Weighted average common and potential common shares outstanding	3,782,000	3,444,000	3,142,000

Diluted net earnings (loss) per share	$.45	$.41	$(.22)

USE OF PROCEEDS

     All of the Phoenix Footwear common stock being offered under this prospectus is being sold by the selling stockholders. We will not receive any proceeds from the sale of Phoenix Footwear common stock by the selling stockholders.

SELLING STOCKHOLDERS

     This prospectus relates to the proposed resale by the selling stockholders of up to 699,980 shares of common stock in the manner and under the circumstances described under “Plan of Distribution.” The table below sets forth, as of September 5, 2003, certain information with respect to the persons for whom we are registering these shares for resale to the public. Except as noted below, no selling stockholder has had a material relationship, or has held any position or office, with us or any of our predecessors or affiliates within the last three years. We cannot assure you that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amount the selling stockholders may offer the common stock for sale. As used in this prospectus, the term “selling stockholder” includes the selling stockholders named below and their permitted pledgees, donees, transferees, or any of their successors in interest.

     The selling stockholders named below acquired all of the shares offered by this prospectus in connection with our acquisition of H.S. Trask through a merger with a wholly-owned subsidiary. Pursuant to the merger agreement, we agreed to use our best efforts to file with the SEC a registration statement for the resale of the shares within 45 days after the closing of the transaction (which occurred on August 7, 2003) and to maintain its effectiveness for up to one year thereafter, subject to certain exceptions and extensions.

			Shares
			Beneficially
			Owned
		Number of Shares	After Offering
Name of	Number of Shares	Beneficially Owned
Selling Stockholder.	Being Offered(1)	Before Offering (2)	Number (3)	Percent

Anderson, Bruce W.	86	86	0	0%
Behrens, Shelly D., employee Phoenix Footwear, former H.S. Trask employee	1,094	1,094	0	0%
Bovry, Claude	216	216	0	0%
Brewer, John, former VP Sales, H.S. Trask	43,328	43,328	0	0%
Clark, Paul	144	144	0	0%
Curtis, John J., former H.S. Trask employee	842	842	0	0%
Delekta, Nancy, former CFO, H.S. Trask	14,442	14,442	0	0%
Dineen, Robert J.	231	231	0	0%
Doran, Richard, former H.S. Trask employee	7,221	7,771	550	*
Dreith, Laura	296	296	0	0%
Flocchini, Jr., Armando J.(4)	7,165	7,165	0	0%
Franklin, Darla R.	21	21	0	0%
Fredericks, Jennifer, former H.S. Trask employee	8,817	8,817	0	0%
Grindinger, III, F.X.	144	144	0	0%
Harris, Stephen, former H.S. Trask employee	1,783	1,783	0	0%
House, David C. (former director, H.S. Trask) and Janice E. House	3,582	3,582	0	0%
Howe, Gavin V.	4,332	4,332	0	0%
Jones, Jason C. employee, Phoenix Footwear, former VP Product Development, H.S. Trask	17,125	17,125	0	0%
Lammers, Duane	86	86	0	0%
Marvin H. Backer PHD, P.A., Smith Barney PS Custodian	10,225	10,225	0	0%
Mead, James	3,582	3,582	0	0%
Morgan Keegan & Co. Cust. F/B/O John H. Brewer Roth Conv. IRA	11,554	11,554	0	0%
Morgan, Peter, former H.S. Trask employee	288	288	0	0%
North American Bison Corp.	8,098	8,098	0	0%
Nye, Gordie	2,888	2,888	0	0%
Raddatz, Paul	1,299	1,299	0	0%
Rapp, Roxy	17,331	17,331	0	0%

			Shares
			Beneficially
			Owned
		Number of Shares	After Offering
Name of	Number of Shares	Beneficially Owned
Selling Stockholder	Being Offered(1)	Before Offering (2)	Number (3)	Percent

Rue, Sally (fka Sally Robinson), former H.S. Trask employee	577	577	0	0%
Schmidt, Karen	722	722	0	0%
Schnee, Steve	288	288	0	0%
Seaman, Judson	86	86	0	0%
Swanson, Tad, former director, H.S. Trask	46,217	46,217	0	0%
Thiel, Ronald A.	158	158	0	0%
Trask, Emily, former director, H.S. Trask	44,772	44,772	0	0%
Trask, Harrison(5) employee, Phoenix Footwear, former Chairman and CEO, H.S. Trask	440,507	440,507	0	0%
Winjum, Christine, former H.S. Trask employee	433	433	0	0%

TOTAL	699,980	700,530	550	*

*	less than one percent (1%).

(1)	The registration statement of which this prospectus forms a part will also cover any additional shares of Phoenix Footwear common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(2)	Includes 50,000 shares that are held in escrow subject to the terms of an escrow agreement entered into by and among Phoenix Footwear, Nancy Delekta (as the stockholder representative of the former H.S. Trask stockholders) and American Stock Transfer & Trust Company (as escrow agent) to secure indemnification obligations pursuant to the Agreement and Plan of Merger among us, our wholly-owned subsidiary PFG Acquisition, Inc., H.S. Trask and Nancy Delekta (as stockholder representative) and certain related documents. In the event any covered claims are made, a significant number of escrow shares will be transferred to us by the escrow agent on behalf of the selling stockholders to satisfy such claims. Subject to the terms of the escrow agreement, the escrow shares not used to satisfy claims will be released from escrow and issued to the selling stockholders on February 28, 2004. Nancy Delekta (as stockholder representative) has voting control over the shares while they are held in escrow.

(3)	Because the selling stockholders are not obligated to sell shares, and may also acquire shares of our common stock on the open market, we have estimated how many shares each selling stockholder will own beneficially after this offering by assuming that each such stockholder sells all of his or her shares offered under this prospectus and acquires no other shares.

(4)	In October 2002, our wholly-owned subsidiary H.S. Trask & Co. entered into an agreement with Armando J. Flocchini, Jr. and a corporation owned and controlled by him, Durham Ranches, Inc., appointing Durham Ranches as its exclusive sourcing broker for bison hides. Under the agreement, among other things, H.S. Trask agreed to guarantee purchases of Durham’s existing hide inventory of at least $956,783. As of August 6, 2003, $207,046.50 still remained to be paid to Durham under H.S. Trask’s obligation.

(5)	Phoenix Footwear and Mr. Trask are parties to an Employment and Consulting Agreement dated August 7, 2003 and a Non-Competition Agreement dated August 7, 2003.

     Changes in the information concerning the selling stockholders will be set forth in supplements to this prospectus when and if necessary.

PLAN OF DISTRIBUTION

     We are registering the shares of our common stock covered by this prospectus on behalf of the selling stockholders including the selling stockholders named above and their permitted pledgees, donees, transferees, or any of their successors in interest.

     While this registration statement is effective, the selling stockholders may, in their discretion, offer and sell shares from time to time on the American Stock Exchange or otherwise at prices and on terms then prevailing, at prices related to the then-current market price, or at negotiated prices. The distribution of the shares may be effected from time to time in one or more transactions including, without limitation:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	transactions involving block trades;

•	purchases by a broker-dealer or other person as principal and resale by that person for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	put or call option transactions;

•	privately negotiated transactions; or

•	by any other legally available means.

Such transactions may or may not involve brokers or dealers.

     The selling stockholders may negotiate and pay broker-dealers or other persons commissions, discounts or concessions for their services. Broker-dealers or other persons engaged by the selling stockholders may allow other broker-dealers or other persons to participate in resales. However, the selling stockholders and any broker-dealers or such other persons involved in the sale or resale of our shares of common stock offered under this prospectus may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933. In addition, the broker-dealers’ or their affiliates’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act of 1933.

     In addition to selling their shares of our common stock under this prospectus, selling stockholders may:

•	agree to indemnify any broker-dealer or agent against certain liabilities relating to the selling of their shares, including liabilities arising under the Securities Act;

•	transfer their shares in other ways not involving market makers in established trading markets, including directly by gift, distribution, or other transfer; or

•	sell their common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144, including that of an adequate holding period.

     From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares of our common stock offered under this prospectus, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, including upon foreclosure in the event of default, be deemed to be selling stockholders under this prospectus. From time to time each of the selling stockholders may transfer, pledge, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The number of shares beneficially owned by those selling stockholders who transfer, pledge, donate or assign shares will decrease as and when they take such actions. The Plan of Distribution for the shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

     In addition, the selling stockholders may from time to time sell short their shares of our common stock offered under this prospectus or engage in other hedging transactions and, in such instances, this prospectus may be delivered in connection with such sale or transaction and the shares offered hereby may be used to cover such short sale. Without limiting the foregoing, in connection with distributions of the shares, a selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of their shares of our common stock offered under this prospectus to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also lend or pledge shares of our common stock offered hereby to a broker-dealer and the broker-dealer may sell the shares so borrowed or, upon default, may sell or otherwise transfer the pledged shares.

     Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Selling stockholders may have other business relationships with us or our affiliates in the ordinary course of business.

     We are bearing all costs, fees and expenses relating to the registration of the shares offered hereby including up to $15,000 in fees of one counsel representing the selling stockholders but excluding other fees and expenses, if any, of counsel or other professionals, experts or advisors retained by the selling stockholders. Any commissions, discounts, concessions, brokerage fees or other selling fees or expenses incident to the sale of these shares will be borne by the selling stockholders selling such shares.

     We have agreed to use commercially reasonable efforts to maintain the effectiveness of this registration statement with respect to the shares of common stock offered hereunder by the selling stockholders until August 7, 2004, or until such date as may be extended under certain circumstances, or, if shorter, until the selling stockholders no longer hold any shares.

     Additional information related to the selling stockholders and the plan of distribution may be provided in one or more supplemental prospectuses.

LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Phoenix Footwear common stock offered by this prospectus will be passed upon by Woods Oviatt Gilman LLP, Rochester, New York, and for any underwriters, dealers or agents, by counsel named in the applicable prospectus supplement.

EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding an accounting change for goodwill) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon said firm’s authority as experts in accounting and auditing.

     The financial statements of H.S. Trask & Co. as of December 31, 2002 and for the year then ended incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed with the SEC on September 19, 2003 have been so incorporated in reliance on the report of Anderson ZurMuehlen & Co., P.C., independent auditors, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY
REFERENCE IN THIS PROSPECTUS

     This prospectus incorporates documents by reference that are not presented in this prospectus or delivered with this prospectus. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supercede this information.

     We incorporate by reference the documents listed below and all future documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering. Each such document shall be a part of this prospectus from the date of its filing with the SEC.

     1.     Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003.

     2.     Quarterly Reports on Form 10-Q for the quarter ended March 29, 2003, filed on May 13, 2003 and for the quarter ended June 28, 2003, filed on August 12, 2003.

     3.     Definitive Proxy Statement filed on April 14, 2003.

     4.     Current Reports on Form 8-K and amendments thereto filed on June 3, 2003, June 17, 2003, July 24, 2003, August 12, 2003, August 22, 2003, as amended on September 19, 2003, October 22, 2003 and October 24, 2003.

     5.     Registration Statement on Form 8-A filed on April 30, 2002, as amended by Forms 8-A/A filed on May 3, 2002, and September 24, 2003 (including any amendment or report filed with the SEC for the purpose of updating such description).

     This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our common stock. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site the locations of which are provided below.

     You may request free copies of any or all of these filings by writing or telephoning us at the following address:

Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220
Carlsbad, California 92008
Attention: Kenneth Wolf,
Chief Financial Officer and Treasurer
Telephone: (760) 602-9688

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus omits some information and exhibits included in the registration statement, copies of which may be obtained upon payment of a fee prescribed by the SEC or may be examined free of charge at the principal office of the SEC in Washington, D.C.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the Jacob K. Javits Federal Building, 75 Park Place, New York, New York 10278. Copies of filings can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a web site that contains reports, proxy and informational statements and other information filed electronically with the SEC at http://www.sec.gov.

699,980 Shares

PHOENIX FOOTWEAR GROUP, INC.

Common Stock

PROSPECTUS

October 24, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various costs and expenses payable by the Registrant in connection with the sale of Phoenix Footwear common stock being registered, other than broker-dealer discounts and commissions which are payable by the selling stockholders. All amounts are estimates except the SEC registration fee.

Item	Amount

SEC Registration Fee	$330.99
Printing Fees and Expenses	$3,000.00
Legal Fees and Expenses	$30,000.00
Accounting Fees and Expenses	$10,000.00
Miscellaneous	$1,000.00

Total	$44,330.99

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), which provides for indemnification of directors, officers and other employees in certain circumstances, and to Section 102(b)(7) of the DGCL, which provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances.

     Article Sixth of the Certificate of Incorporation of the Company eliminates the personal liability for monetary damages of directors under certain circumstances. Article VI of the By-Laws provides indemnification to directors and officers of the Company for liability for certain losses in that capacity if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of the Company to procure a judgment in its favor, however, (1) such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. These provisions also provide for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

     The By-Laws authorize the Company to purchase and maintain insurance on behalf of any director or officer of the Company against any liability asserted against such person and incurred by such person or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person. The directors and officers of the Company are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they may not be indemnified by the Company.

     From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. The Company believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

ITEM 16. EXHIBITS

     The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of June 16, 2003 among Phoenix Footwear Group, Inc., PFG Acquisition, Inc. and H.S. Trask & Co. (incorporated by reference to Exhibit 2.1 to Form 10-Q filed by Phoenix Footwear Group, Inc. on August 12, 2003)(Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request).

2.2	Stock Purchase Agreement entered into as of October 2, 2003, by and among Dan J. and Denise L. Costa, as trustees of the Dan J. and Denise L. Costa 1997 Family Trust and Douglas Vient as trustee of the Kelsie L. Costa Trust and the Daniel S. Costa Trust, Royal Robbins, Inc., Phoenix Footwear Group, Inc., and Dan J. Costa (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Phoenix Footwear Group, Inc., on October 24, 2003). (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request).

5.1	Opinion of Woods Oviatt Gilman LLP as to the legality of the securities being registered*

23.1	Consent of Deloitte & Touche LLP (relates to financial statements of Phoenix Footwear Group, Inc.)

23.2	Consent of Anderson ZurMuehlen & Co., P.C. (relates to financial statements of H.S. Trask & Co.)

23.3	Consent of Woods Oviatt Gilman LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney*

*	Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

     (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)   That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on October 24, 2003.

PHOENIX FOOTWEAR GROUP, INC.

By:	/s/ Kenneth Wolf

Name:	Kenneth Wolf
Title:	Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below and on October 24, 2003.

Signature	Title

* James R. Riedman	Chairman and CEO (Principal Executive Officer)

* Greg Tunney	President and Director

* Edward Bloomberg	Director

* Steven DePerrior	Director

* Gregory Harden	Director

* Gary E. Pflugfelder	Director

* Wilhelm Pfander	Director

*By:	/s/ Kenneth Wolf

Kenneth Wolf
attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of June 16, 2003 among Phoenix Footwear Group, Inc., PFG Acquisition, Inc. and H.S. Trask & Co. (incorporated by reference to Exhibit 2.1 to Form 10-Q filed by Phoenix Footwear Group, Inc. on August 12, 2003). (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request).

2.2	Stock Purchase Agreement entered into as of October 2, 2003, by and among Dan J. and Denise L. Costa, as trustees of the Dan J. and Denise L. Costa 1997 Family Trust and Douglas Vient as trustee of the Kelsie L. Costa Trust and the Daniel S. Costa Trust, Royal Robbins, Inc., Phoenix Footwear Group, Inc., and Dan J. Costa (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Phoenix Footwear Group, Inc., on Ocotber 24, 2003). (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request).

5.1	Opinion of Woods Oviatt Gilman LLP as to the legality of the securities being registered*

23.1	Consent of Deloitte & Touche LLP (relates to financial statements of Phoenix Footwear Group, Inc.)

23.2	Consent of Anderson ZurMuehlen & Co., P.C. (relates to financial statements of H.S. Trask & Co.)

23.3	Consent of Woods Oviatt Gilman LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney*

*	Previously filed.